                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               _______________

                                   FORM 11-K

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000

                                      OR

               [_] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the transition period from __ to __

                         Commission File No: 001-12617

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

              EMPLOYEES' THRIFT PLAN OF TRIGON INSURANCE COMPANY

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Trigon Healthcare, Inc.
                            2015 Staples Mill Road
                              Richmond, VA  23079

                           EMPLOYEES' THRIFT PLAN OF
                           TRIGON INSURANCE COMPANY

                             Financial Statements
                          and Supplemental Schedules

                          December 31, 2000 and 1999

                  (With Independent Auditors' Report Thereon)

                           EMPLOYEES' THRIFT PLAN OF
                           TRIGON INSURANCE COMPANY


                               Table of Contents

                                                                       Page
Independent Auditors' Report                                             1

Statements of Net Assets Available for Benefits                          2

Statements of Changes in Net Assets Available for Benefits               3

Notes to Financial Statements                                            4

Schedules

1  Schedule of Assets Held for Investment Purposes at End of Year
   - December 31, 2000                                                  11

2  Schedule of Reportable Transactions - Year ended December 31, 2000   13

                         Independent Auditors' Report


Employees' Thrift Plan of Trigon Insurance Company
Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the Employees' Thrift Plan of Trigon Insurance Company (Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Employees' Thrift Plan of Trigon Insurance Company as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year (Schedule 1) and reportable transactions (Schedule 2) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

Richmond, Virginia
June 15, 2001

                           EMPLOYEES' THRIFT PLAN OF
                           TRIGON INSURANCE COMPANY

                Statements of Net Assets Available for Benefits

                          December 31, 2000 and 1999

                    Assets                       2000             1999
                                            --------------    -----------
Investments, at fair value (note 3)         $  201,686,986    196,286,244
Accrued investment income receivable               230,564        189,569
Due from broker for securities sold                199,638
                                            --------------    -----------
               Total assets                    202,117,188    196,475,813
                                            --------------    -----------
               Liabilities

Due to broker for securities purchased              42,108        216,240
Accrued liabilities                                294,480         84,358
                                            --------------    -----------
               Total liabilities                   336,588        300,598
                                            --------------    -----------
Net assets available for benefits           $  201,780,600    196,175,215
                                            ==============    ===========

See accompanying notes to financial statements.

                           EMPLOYEES' THRIFT PLAN OF
                           TRIGON INSURANCE COMPANY

          Statements of Changes in Net Assets Available for Benefits

                For the years ended December 31, 2000 and 1999

                                                                       2000            1999
                                                                  -------------     ----------
Additions to net assets attributed to:
    Investment income:
       Interest and dividends                                     $   4,101,884      5,409,550
       Net appreciation in fair value of investments (note 3)         3,258,283     39,424,284
    Contributions:
       Employer                                                       6,980,170      3,265,292
       Participant                                                   10,737,197     11,541,586
                                                                  -------------     -----------
           Total additions                                           25,077,534     59,640,712

Deductions from net assets attributed to:
    Distribution of benefits and withdrawals                         18,081,662     15,572,124
    Administrative expenses (note 2)                                  1,390,487        613,117
                                                                  -------------     -----------
           Total deductions                                          19,472,149     16,185,241
                                                                  -------------     -----------
           Net increase in net assets available for benefits          5,605,385     43,455,471

Net assets available for benefits:
    Beginning of year                                               196,175,215    152,719,744
                                                                  -------------    -----------
    End of year                                                   $ 201,780,600    196,175,215
                                                                  =============    ===========
See accompanying notes to financial statements.

                           EMPLOYEES' THRIFT PLAN OF
                           TRIGON INSURANCE COMPANY

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(1)  Summary of Significant Provisions of the Plan

     The Employees' Thrift Plan of Trigon Insurance Company (Plan) is a defined contribution plan covering substantially all employees who have completed three months of service with Trigon Insurance Company (Company) and its covered affiliates (Employer).

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Administrative Committee which is appointed by the Company. The assets of the Plan are held in trust under an agreement with The Northern Trust Company (Trustee). Recordkeeping services are provided by ADP, Inc., Deerfield, Illinois. Participants should refer to the plan document or summary plan description for a more complete description of the Plan's provisions.

     (a)  Participant Accounts

          Individual accounts are maintained by the Plan for each eligible employee (Participant) to reflect the Participant's contributions, Employer matching contributions and distributions and withdrawals, as well as the Participant's share of the Plan's income, including gains and losses, and related administrative expenses.

     (b)  Contributions

          Participants may elect to make voluntary pre-tax contributions to the Plan in whole percentage amounts ranging from two to sixteen percent of their compensation for the year. The Employer is obligated under the matching provision of the Plan to contribute each pay period an amount equal to fifty percent of the contributions of each Participant in the Plan which do not exceed six percent of each Participant's compensation for such pay period. The Employer's contribution related to any individual participant is limited in total under the provisions of Section 404(a) of the Internal Revenue Code.

          The Plan permits the Employer, in its complete discretion, to declare a profit sharing matching contribution. The discretionary contribution is equal to a fixed percentage of the Participant's voluntary contribution for which an employer matching contribution was made. To be eligible to receive the discretionary profit sharing matching contribution, a Participant must be an employee of the Employer on the last day of the plan year for which the discretionary profit sharing matching contribution is made. The discretionary profit sharing matching contribution will be made in cash and invested solely in the Trigon Stock Fund and participants do not have investment rights to these contributions. The Employer made a discretionary contribution of $3,222,670 and $751,633 during 2000 and 1999, respectively.

          Employee contributions, as shown in the accompanying statements of changes in net assets available for benefits, include amounts rolled over into the Plan from other qualified plans totaling $756,181 and $2,003,091 for the years ended December 31, 2000 and 1999, respectively.

                                       4                             (Continued)

                           EMPLOYEES' THRIFT PLAN OF
                           TRIGON INSURANCE COMPANY

                         Notes to Financial Statements

                          December 31, 2000 and 1999

     (c)  Investment Options

          Investment options of the Plan consist of nine investment funds. Participants have the option of investing in whole percentages in the following investment funds: Treasury Money Market Fund, Short-Term Fixed Income Fund, Bond Fund, S&P 500 Equity Index Fund, Domestic Equity Fund, Global Equity Fund, International Equity Fund, Domestic Aggressive Growth Fund and Trigon Stock Fund.

          Participants are permitted to change investment options daily. Each investment fund is divided into units of participation which are calculated daily by the recordkeeper. The daily value of each unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Under provisions of the Plan, investment income (loss) and net appreciation (depreciation) of fair value of investments (net of administrative expenses paid by the Plan) are allocated to each Participant's account based on the change in unit value for each investment fund in which the Participant has an account balance.

     (d)  Vesting

          Participants are fully vested in their own contributions at all times. All Participants of the Plan with an account balance as of December 31, 1986 are fully vested in the Employer's contributions. Employees of the Company entering the Plan after December 31, 1986 become fully vested in the Employer's contributions upon death, disability or retirement, or after thirty-six months of service with the Employer or any other Blue Cross and/or Blue Shield organization. In accordance with provisions of the Plan, any portion of the Employer's contributions that has not vested at the time of a Participant's termination of employment shall be forfeited by the Participant and applied to reduce future employer contributions to the Plan. As of December 31, 2000 and 1999, forfeited nonvested accounts totaled $39,580 and $114,145, respectively. During 2000 and 1999, employer contributions were reduced by $127,000 and $322,700, respectively, from forfeited nonvested accounts.

     (e)  Distributions

          Plan distributions are recorded when paid. The Plan prescribes numerous distribution options upon termination of employment, including retirement. Participants receive their vested amounts in a lump sum distribution or may elect to receive their vested amounts in specified periodic installments upon retirement, death or disability. Upon termination of employment prior to age 55, a Participant may elect to receive vested amounts greater than $5,000 either as a lump sum distribution or defer receipt until no later than age 701/2. In addition, participants age 55 and older may also elect to receive their vested amounts in specified periodic installments. Vested amounts of $5,000 or less are distributed in a lump sum distribution. Any participant amounts invested in the Trigon Stock Fund may be distributed in whole shares of Trigon Stock plus cash for fractional shares or entirely in cash as elected by the Participant.

          Current employees of the Employer may request to withdraw all or a portion of their pre-tax contributions in the event of financial hardship, subject to limitations imposed by federal law and approval by the Administrative Committee.

                                       5                             (Continued)

                           EMPLOYEES' THRIFT PLAN OF
                           TRIGON INSURANCE COMPANY

                         Notes to Financial Statements

                          December 31, 2000 and 1999

     (f)  Loans to Participants

          These loans represent loans granted to participants of the Plan and are repayable in accordance with terms established by the Plan. Loans may be requested for any reason, in amounts not less than $1,000, or more than the lesser of $50,000 or 50% of the Participant's vested account balance. The interest rate charged on any loan is fixed at the date of application at the Wall Street Journal prime rate as of the second to last business day of the preceding month plus 1%. Each loan is secured by the Participant's interest in the Plan. A Participant's profit sharing matching contribution account is not available for a loan.


(2)  Summary of Significant Accounting Policies

     The following are the significant accounting policies followed by the Plan:

     (a)  Basis of Presentation

          The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, contributions to the Plan and interest and dividend income are recognized as earned and realized gains and losses and net unrealized appreciation and depreciation of fair value of investments are recognized as they occur. Plan benefit distributions and withdrawals are recognized when paid.

     (b)  Investment Valuation and Income Recognition

          The Plan's investments are stated at fair value as determined by the Plan's trustee (generally based upon quoted market prices). Loans to Participants are valued at the balance of amounts due from Participants of the Plan plus accrued interest thereon, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Realized gains and losses are computed on an average cost basis.

          The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

     (c)  Cash Equivalents

          Cash equivalents are stated at cost which approximates fair value and consist of money market accounts and other investments purchased with original maturities of less than ninety days.

     (d)  Fair Value of Financial Instruments

          The carrying amounts of accrued investment income receivable, due from broker for securities sold, due to broker for securities purchased and accrued liabilities approximate fair value because of the short maturity of these instruments. The fair values of investments are estimated based on quoted market prices.

                                       6                             (Continued)

                           EMPLOYEES' THRIFT PLAN OF
                           TRIGON INSURANCE COMPANY

                         Notes to Financial Statements

                          December 31, 2000 and 1999

     (e)  Administrative Expenses

          Investment expenses and certain expenses incurred in connection with the administration of the Plan, such as trustee and recordkeeping expenses, are paid out of the investment assets of each fund. The Company provides certain administrative services at no cost to the Plan and pays for certain other administrative costs of the Plan.

     (f)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (g)  New Accounting Pronouncement

          The Plan will adopt Statement of Financial Accounting Standards (SFAS) No. 137, Accounting for Derivative Instruments and Hedging Activities -Deferral of the Effective Date of FASB Statement No. 133, effective January 1, 2001. SFAS Statement No. 133 requires an entity to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Adoption of the new accounting pronouncement will have no impact on the Plan financial statements.


(3)  Investments

     The following investments owned as of December 31, 2000 and 1999 represented 5% or more of net assets available for benefits as of these dates:

                                                                        December 31, 2000
                                                                        -----------------
                                                                     Number of
                  Description                                         shares     Fair value
                  -----------                                         ------     ----------
Short-Term Fixed Income Fund - Pacific Investment
    Management Company Short-Term Fund                               2,994,791   $29,947,910

Domestic Equity Fund - Clipper Fund Inc. Common Stock,
    Open End Fund                                                      531,428    42,115,675

S&P 500 Equity Index Fund - Vanguard Institutional Index,
    Open End Fund                                                      163,130    19,693,086

International Equity Fund - Capital Guardian International
    Non-US Equity Fund                                                 386,199    11,825,415

Trigon Stock Fund - Trigon Healthcare, Inc. Class A common
    stock (includes nonparticipant-directed investments (note 4))      319,829    24,886,694

                                       7                             (Continued)

                           EMPLOYEES' THRIFT PLAN OF
                           TRIGON INSURANCE COMPANY

                         Notes to Financial Statements

                          December 31, 2000 and 1999


                                                                        December 31, 2000
                                                                        ------------------
                                                                     Number of
                  Description                                         shares     Fair value
                  -----------                                         ------     ----------
Short-Term Fixed Income Fund - Pacific Investment
    Management Company Short-Term Fund                               2,758,172   $27,443,810

Domestic Equity Fund - Clipper Fund Inc. Common Stock,
    Open End Fund                                                      490,696    32,032,628

S&P 500 Equity Index Fund - Vanguard Institutional Index,
    Open End Fund                                                      149,144    19,986,852

International Equity Fund - Capital Guardian International
    Non-US Equity Fund                                                 344,935    13,041,979

Trigon Stock Fund - Trigon Healthcare, Inc. Class A common
    stock (includes nonparticipant-directed investments (note 4))      437,407    12,903,507


     During 2000 and 1999, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) as follows:

                                                        Years ended December 31,
                                                        ------------------------
                                                          2000              1999
                                                          ----              ----
Common stocks                                       $ (20,468,731)       37,029,740
Mutual funds                                            5,156,358         5,048,678
Trigon Healthcare, Inc. Class A common stock           18,570,656        (2,649,861)
Other                                                                        (4,273)
                                                    -------------        ----------
                                                    $   3,258,283        39,424,284
                                                    =============        ==========

                                       8                             (Continued)

                           EMPLOYEES' THRIFT PLAN OF
                           TRIGON INSURANCE COMPANY

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(4)  Nonparticipant-directed Investments

     The discretionary profit sharing matching contribution invested solely in the Trigon Stock Fund is the Plan's only nonparticipant-directed investment. Information about the net assets available for benefits and the changes in net assets available for benefits for the nonparticipant-directed investments included in the Trigon Stock Fund is as follows:

                                                                            December 31,
                                                                       --------------------------
                                                                        2000           1999
                                                                       -----------   ------------
     Net assets available for benefits - Trigon Healthcare,
         Inc. Class A common stock                                     $ 8,475,901        620,920
                                                                       ===========   ============

                                                                       Years Ended December 31,
                                                                       --------------------------
                                                                        2000           1999
                                                                       -----------   ------------
     Changes in net assets:
         Discretionary contribution                                    $ 3,222,670        751,633

         Net appreciation (depreciation) in fair value of investments
            (note 3)                                                     5,097,081        (81,074)

         Distribution of benefits and withdrawals                         (464,770)       (49,084)
         Administrative expenses                                                --           (555)
                                                                       -----------   ------------
                 Net increase in net assets available
                  for benefits                                         $ 7,854,981        620,920
                                                                       ===========   ============


(5)  Tax Status

     The Plan obtained its latest determination letter dated February 2, 2000, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator believes that the Plan has operated in accordance with the terms of the plan document and current tax law. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

     Under present Federal income tax laws and regulations, participants will not be taxed on Employer contributions allocated to their accounts, investment earnings on such contributions, or investment earnings on their own contributions at the time such contributions and investment earnings are received by the Trustee under the Plan; but they may be subject to tax thereon at such time as they receive actual distributions from the Plan. Under normal circumstances, the Plan will not be taxed on its dividend and interest income or any capital gains realized by it or any unrealized appreciation on investments.

                           EMPLOYEES' THRIFT PLAN OF
                           TRIGON INSURANCE COMPANY

                         Notes to Financial Statements

                          December 31, 2000 and 1999

(6)  Plan Termination

     Although it has not expressed any intent to do so, the Employer's Board of Directors has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the Participants will become fully vested in their accounts.

(7)  Related Party Transactions

     As of December 31, 2000, the Plan owned 319,829 shares of Trigon Stock with a cost basis of $11,489,949 and a fair value of $24,886,694. During 2000, 176,496 shares of Trigon Stock were purchased at a total cost of $7,733,673 and 228,508 shares, with a cost of $7,185,630, were sold for $11,542,401.

     The Plan owned 437,407 shares of Trigon Stock as of December 31, 1999. The Trigon Stock had a cost basis of $15,450,845 and a fair value of $12,903,507. During 1999, 227,317 shares of Trigon Stock were purchased at a total cost of $7,986,676 and 125,849 shares, with a cost basis of $3,564,387, were sold for $4,465,848.

     Certain plan investments are units of a collective trust managed by the Trustee, a party-in-interest. Fees paid by the Plan for trustee services amounted to $109,923 and $84,973 for the years ended December 31, 2000 and 1999, respectively.

                                                                      Schedule 1

              Employee's Thrift Plan of Trigon Insurance Company
        Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000

                                                                       Description of investment
                                                                   including maturity date, rate of
                Identity of issue, borrower, lessor or               interest, collateral, par of       Current
                         similar party                                      maturity value               Value
----------------------------------------------------------------   --------------------------------  -----------

Corporate Stock-Common:
  #REORG GALLIEO TECH LTD COM STK MRGR TO MARVEL TECH GRP                     25,100 shares          $    338,850
  #REORG SUNGLASS HUT INTL INC CASH MERGEREFF                                 32,000 shares               164,000
  #REORG UTI ENERGY CORP STK MERGER TO PATTERSON-UTI ENERGY INC               84,800 shares             2,787,800
  #REORG WEBTRENDS CORP STK MERGER TO NETIQ CORP                              20,800 shares               601,900
  ABERCROMBIE & FITCH CO CL A                                                 38,200 shares               764,000
  ACTERNA CORP COM                                                            40,600 shares               548,100
  ADR BUSINESS OBJECTS S A SPONSORED ADR                                      17,300 shares               979,613
  ADR SMARTFORCE PUB LTD CO SPONSORED                                         16,200 shares               608,513
  AFFILIATED COMPUTER SVCS INC CL A COM                                       33,600 shares             2,039,100
  AIRNET COMMUNICATIONS CORP COM                                              42,600 shares               287,550
  ALBANY MOLECULAR RESH INC COM                                               15,700 shares               967,513
  ALPHA INDS INC COM                                                          17,300 shares               640,100
  AMERICAN TOWER CORP CL A                                                    17,800 shares               674,175
  AMERICREDIT CORP                                                            28,000 shares               763,000
  AMERISOURCE DISTR CORP CL A COM                                             17,700 shares               893,850
  AMERN EAGLE OUTFITTERS INC NEW COM                                          29,300 shares             1,237,925
  ASTROPOWER INC CDT-COM                                                      15,500 shares               486,313
  ATWOOD OCEANICS INC COM                                                     15,000 shares               657,150
  BINDVIEW DEV CORP COM                                                       58,200 shares               547,447
  CACHEFLOW INC COM                                                            6,900 shares               117,731
  CALLAWAY GOLF CO COM                                                        42,600 shares               793,425
  CDW COMPUTER CTRS INC COM                                                    4,100 shares               114,288
  CELL THERAPEUTICS INC CDT-COM                                               15,100 shares               680,444
  COLE KENNETH PRODTNS INC CL A                                               24,600 shares               990,150
  CONCORD CAMERA CORP COM                                                     68,700 shares             1,133,550
  CONVERA CORP CL A                                                           21,100 shares               374,525
  CREDENCE SYS CORP DEL                                                       33,400 shares               768,200
  CUBIST PHARMACEUTICALS INC COM                                              18,700 shares               542,300
  CURAGEN CORP COM                                                            16,600 shares               453,388
  DIGITAL LIGHTWAVE INC COM                                                   26,700 shares               846,056
  DSP GROUP INC COM                                                           32,300 shares               679,815
  EXE TECHNOLOGIES INC COM                                                    66,100 shares               859,300
  FID NATL FINL INC COM                                                       15,700 shares               579,919
  FWD AIR CORP COM                                                            34,350 shares             1,281,684
  GENZYME TRANSGENICS CORP COM                                                41,800 shares               598,263
  IMMUNOGEN INC COM                                                           22,300 shares               478,056
  IMMUNOMEDICS INC COM                                                        38,800 shares               834,200
  INSIGHT ENTERPRISES INC COM                                                 14,800 shares               265,475
  INTERNET SEC SYS INC COM                                                     2,600 shares               203,938
  INTERWOVEN INC COM                                                          11,200 shares               738,500
  INVITROGEN CORP COM                                                         14,200 shares             1,226,525
  KEITHLEY INSTRS INC COM                                                     14,000 shares               602,875
  MEDICIS PHARMACEUTICAL CORP CL A NEW                                        11,600 shares               685,850
  MICREL INC COM                                                              10,300 shares               346,981
  MRV COMMUNICATIONS INC COM                                                  29,800 shares               398,575
  M-SYSTMES FLASH DISK PIONEER COM                                            41,100 shares               572,831
  MYRIAD GENETICS INC COM                                                      6,800 shares               562,700
  NABORS IND INC COM                                                          21,300 shares             1,259,895
  NATL INSTRS CORP COM                                                        27,400 shares             1,330,613
  NBTY INC COM                                                                17,300 shares                82,175
  NEOPHARM INC COM                                                            17,100 shares               647,663
  NETIQ CORP COM                                                               7,183 shares               627,615
  NEWPORT CORP COM                                                             6,900 shares               542,405
  NUANCE COMMUNICATIONS COM STK                                               10,400 shares               448,500
  OPENTV CORP                                                                 20,600 shares               213,725
  ORIENT-EXPRESS HOTELS COM                                                    9,200 shares               198,375
  OSI PHARMACEUTICALS INC COM                                                 16,900 shares             1,354,113
  OWENS & MINOR INC NEW COM                                                   51,400 shares               912,350
  OXFORD HLTH PLANS INC COM                                                    2,700 shares               106,650
  PLEXUS CORP COM                                                             11,100 shares               337,336
  POWERTEL INC COM                                                             9,400 shares               582,213
  PRECISE SOFTWARE SOLUTIONS LTD                                              27,400 shares               678,150
  PWR INTEGRATIONS INC COM                                                    28,500 shares               327,750
  QLOGIC CORP COM                                                              4,600 shares               354,200
  REEBOK INTL COM                                                             45,500 shares             1,243,970
  SBS BROADCASTING SA                                                         31,800 shares               832,763
  SEMTECH CORP                                                                31,500 shares               694,969
  STONE ENERGY CORP COM                                                       19,500 shares             1,258,725
  TIMBERLAND CO CL A                                                           5,900 shares               394,563
  TITAN PHARMACEUTICALS INC DEL COM                                           33,100 shares             1,170,747
  TRIGON HEALTHCARE INC CL A COM*                       319,829 shares, cost of $11,489,949            24,886,694
  TRIMERIS INC COM                                                            19,000 shares             1,042,625
  TRIPATH TECH INC COM                                                        23,200 shares               332,050


                                      11                             (continued)

                                                                      Schedule 1

              Employee's Thrift Plan of Trigon Insurance Company
        Schedule of Assets Held for Investment Purposes at End of Year
                               December 31, 2000

                                                                       Description of investment
                                                                   including maturity date, rate of
                  Identity of issue, borrower, lessor or             interest, collateral, par of           Current
                             similar party                                 maturity value                   Value
----------------------------------------------------------------   --------------------------------      -------------
VARCO INTL INC DEL COM                                                        56,100 shares              $   1,220,175
VARIAN SEMICONDUCTOR EQUIPTMENT ASSOCS  INC COM                               24,500 shares                    581,875
VEECO INSTRS INC DEL COM                                                      14,700 shares                    589,838
XM SATELLITE RADIO HLDGS INC CL A                                             37,800 shares                    607,163
                                                                                                         -------------
                  Total corporate stock-common                                                              78,576,320
                                                                                                         -------------
Mutual Funds:
    CAPITAL GUARDIAN GLOBAL EQUITY FUND                                      201,393 shares                  3,043,050
    CAPITAL GUARDIAN INTL NON-US EQUITY FUND                                 386,199 shares                 11,825,415
    CLIPPER FUND, INC.  COMMON STOCK FUND                                    531,428 shares                 42,115,675
    PIMCO TOTAL RETURN FUND                                                  551,591 shares                  5,731,035
    PIMCO SHORT TERM FUND                                                  2,994,791 shares                 29,947,910
    VANGUARD INSTITUTIONAL INDEX FUND                                        163,130 shares                 19,693,086
    VANGUARD TREASURY MONEY MARKET FUND                                    2,496,466 shares                  2,496,466
                                                                                                         -------------
                  Total mutual funds                                                                       114,852,637

                                                                   Short-term investment accounts with
COLTV SHORT-TERM INVESTMENT FUND*                                  interest rates of  5.77% to 6.71%         2,997,849
                                                                                                         -------------
Cash                                                                                                           520,121
                                                                                                         -------------

                                                                   Interest rates of 7% to 12.53% with
Participant loans                                                  maturities to November 2010               4,740,059
                                                                                                         -------------
                  Total assets held for investment purposes                                              $ 201,686,986
                                                                                                         =============
*Party-in-interest

See accompanying independent auditors' report.

                   EMPLOYEES' THRIFT PLAN OF
                   TRIGON INSURANCE COMPANY

              Schedule of Reportable Transactions

              Year ended December 31, 2000 (a)(b)

                                                                                       Expense               Current value
                                                                                       incurred               of asset on     Net
    Identity of                                     Purchase    Selling      Lease       with       Cost of    transaction    gain
  party involved       Description of asset          price       price       rental   transaction    asset        date       (loss)
------------------    ----------------------      ----------    -------     -------   -----------  -------    -----------   -------
*  Trigon Stock Fund  Trigon Healthcare, Inc.
                      common stock, 19 purchases  $ 7,733,673          --       --        9,218    7,733,673   7,733,673         --

* Trigon Stock Fund   Trigon Healthcare, Inc.
                      common stock, 40 sales               --   11,542,401      --       12,540    7,185,630  11,542,401   4,356,771

* Party-in-interest

(a) Represents transaction or a series of transactions in securities of the same issue in excess of 5% of the plan market value as of December 31, 2000.
(b) Includes participant and nonparticipant-directed transactions.

See accompanying independent auditors' report.

                                   SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employees' Thrift Plan of Trigon Insurance Company Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


              EMPLOYEES' THRIFT PLAN OF TRIGON INSURANCE COMPANY


               By: /s/ J. David Brittingham
                   ------------------------
                   J. David Brittingham
                   Administrative Committee Member


Date: June 26, 2001

EXHIBIT INDEX


Exhibit
Number         Description
------         -----------

   23          -- Consent of Independent Auditors.